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CUSIP No. 925313                      13G                      PAGE 1 OF 4 PAGES
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

           Information to be included in Statements filed pursuant to
                          Rules 13d-1(b), (c), and (d)
             and Amendments thereto filed pursuant to Rule 13d-2(b)
                              (Amendment No. 2)(1)

                            VERSUS TECHNOLOGY, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                     925313
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                                 (CUSIP Number)

                                 JUNE 26, 2002
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 1 Pages
No Exhibit Index
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CUSIP NO. 925313                      13G                     PAGE 2 OF 4 PAGES
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  1     Names of Reporting Persons           DAVID L. GRAY*
        I.R.S. Identification No. of Above Persons (Entities Only)

        *MR. GRAY IS THE SOLE MANAGING MEMBER OF G III, LLC & ALBANY CAPITAL, L.L.C. & SOLE OWNER OF MANITOU CAPITAL CORPORATION
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                             (b) [X]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        UNITED STATES
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     Number of
                           5       Sole Voting Power
       Shares                      7,546,000

    Beneficially                   *Includes the 6,000,000 shares beneficially
                                   owned by G III, LLC, 230,000 shares
      Owned by                     beneficially owned by Albany Capital, L.L.C.,
                                   400,000 shares beneficially owned by Manitou
        Each                       Capital Corporation, 50,000 shares owned by
                                   Mr. Gray outright and 866,000 shares for
     Reporting                     which Mr. Gray has options to purchase,
                                   302,000 of which option shares vest
       Person                      commencing in April 2003 and extending
                                   through September 2005.
        With:              -----------------------------------------------------
                           6       Shared Voting Power

                                   -0-
                           -----------------------------------------------------
                           7       Sole Dispositive Power

                                   *Includes the 6,000,000 shares beneficially
                                   owned by G III, LLC, 230,000 shares
                                   beneficially owned by Albany Capital, L.L.C.,
                                   400,000 shares beneficially owned by Manitou
                                   Capital Corporation, 50,000 shares owned by
                                   Mr. Gray outright and 866,000 shares for
                                   which Mr. Gray has options to purchase,
                                   302,000 of which option shares vest
                                   commencing in April 2003 and extending
                                   through September 2005.
                           -----------------------------------------------------
                           8       Shared Dispositive Power

                                   -0-
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        *Includes the 6,000,000 shares beneficially owned by G III, LLC, 230,000 shares beneficially owned by Albany Capital, L.L.C., 400,000 shares beneficially owned by Manitou Capital Corporation, 50,000 shares owned by Mr. Gray outright and 866,000 shares for which Mr. Gray has options to purchase, 302,000 of which option shares vest commencing in April 2003 and extending through September 2005.
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 10     Check box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]


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 11     Percent of Class Represented by Amount in Row (9)
        13.8%*

        Calculated by dividing the number shares owned and currently exercisable or convertible in Item 9 (7,244,000) by the sum of the number of shares reported by Versus Technology to be outstanding (45,602,188), and the total number of shares otherwise owned directly or indirectly by Mr. Gray (7,244,000). When the option shares owned by Mr. Gray but not yet vested are included (302,000) his direct and indirect beneficial ownership is 14.2%.
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 12     Type of Reporting Person
        IN
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CUSIP No. 925313                     13G                       PAGE 3 OF 4 PAGES
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ITEM 1.

(a)  Name of Issuer:  VERSUS TECHNOLOGY, INC.
(b) Address of Issuer's Principal Executive Offices: 2600 MILLER ROAD, TRAVERSE CITY, MICHIGAN 49684


ITEM 2.

(a)    Name of Person Filing:  DAVID L. GRAY
(b) Address of Principal Business Office: 11092 LAKE MICHIGAN DRIVE, P.O. BOX 276, EMPIRE, MICHIGAN 49630
(c)    Citizenship:  UNITED STATES
(d)    Title of Class of Securities:  COMMON STOCK
(c)    CUSIP Number:  925313

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

(a) - (j)  Not Applicable.

ITEM 4.  OWNERSHIP

(a)        See response to Number 9 on cover page for David L. Gray.
(b)        See response to Number 11 on cover page for David L. Gray.
(c)(i)     See response to Number 5 on cover page for David L. Gray.
(d)(ii)    See response to Number 6 on cover page for David L. Gray.
(e)(iii)   See response to Number 7 on cover page for David L. Gray.
(f)(iv)    See response to Number 8 on cover page for David L. Gray.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not applicable
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CUSIP No. 925313                    13G                        PAGE 4 OF 4 PAGES
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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

       Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

       Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

       Not applicable

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        July 22, 2002
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                                        Date



                                        David L. Gray
                                        ----------------------------------------
                                        Signature

                                        Individually and as sole managing member of G III, LLC Albany Capital, L.L.C. and sole owner and Chief Executive Officer of Manitou Capital Corporation Name/Title